                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

(Check One):
[ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q   [ ] Form N-SAR


                For Period Ended:     December 31, 1995
                                  --------------------------
                [ ] Transition Report on Form 10-K
                [ ] Transition Report on Form 20-F
                [ ] Transition Report on Form 11-K
                [ ] Transition Report on Form 10-Q
                [ ] Transition Report on Form N-SAR
                For the Transition Period Ended:
                                                ------------------------------


 Read Instruction (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I - REGISTRANT INFORMATION


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FULL NAME OF REGISTRANT

     Pembroke Capital, Inc.
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FORMER NAME IF APPLICABLE


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ADDRESS OF PRINCIPAL EXECUTIVE OFFICE (STREET AND NUMBER)

     1200 - 885 West Georgia Street, Vancouver, B.C. V6C 3E8, Canada
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CITY, STATE AND ZIP CODE

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a)  The reasons described in reasonable detail in Part III of this
--- form could not be eliminated without unreasonable effort or expense;

 X        (b)  The subject annual report, semi-annual report, transition report
---            on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
 X
---       (c)  The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q,
N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. Pembroke Capital, Inc., a Nevada corporation, hereby request an extension until February 19, 1996 for the filing of its Form 10-Q Quarterly Report for the quarter ended December 31, 1995. This additional time is necessary in order for the Company's independent accountants to complete the preparation of the required financial statements (see attached letter).
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                                                (ATTACH EXTRA SHEETS IF NEEDED)

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            Larry Lorenz                      604                688-9963
     --------------------------------    -------------    ---------------------
               (Name)                     (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                        X  Yes          No
                                                       ---          ---
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        X  Yes          No
                                                       ---          ---

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              See Attachment 1
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                            Pembroke Capital, Inc.
           ---------------------------------------------------------
                 (NAME OF REGISTRANT AS SPECIFIED IN CHARTER)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:       February 12, 1996              By:
     ------------------------------         -----------------------------------


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                              A T T E N T I O N

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).


                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).

                             PEMBROKE CAPITAL, INC.
                            S.E.C. FILE NO. 33-25505
                          ATTACHMENT 1 TO FORM 12B-25
                               FEBRUARY 12, 1996




ASSETS
During the quarter ended December 31, 1994 the Company completed a private placement of its common stock. There has not been any similar financing during the quarter ended December 31, 1995.

LIABILITIES
There has been no real change overall in liabilities.

LOSSES
Losses are expected to be less than during the six months ended December 31, 1994.




Per:

Larry N. Lorenz
Secretary-Treasurer

February 9, 1996




Pembroke Capital, Inc.
1200 - 885 West Georgia Street
Vancouver, B.C.  V6C 3E8, Canada

Dear Sir:

You have furnished to us a copy of your "Notification of Late Filing" on Form 12-b-25, dated February 12, 1996.

We are in agreement with the comments made under Part III of the Form with respect to the reasons why the Company is unable to furnish the Form 10-QSB Quarterly Report on or before the date the Form 10-QSB of Pembroke Capital, Inc. for the quarter ended December 31, 1995 is required to be filed.

Sincerely,

DAVIS & CO., CPAs, P.C.




Carol A. Davis
Certified Public Accountant

CAD/sek